SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS FIRST QUARTER 2004 RESULTS

São Paulo, May 12, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fifth largest brewer and Brazil's leading beverage company, today announced its results for the first quarter (1Q04). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev's Brazilian operations are comprised of the Brazilian beer segment, the Brazilian soft drinks and non-alcoholic non-carbonated (Nanc) segment and the other products segment. AmBev's consolidated operations are comprised of AmBev's Brazilian operations and its international operations, which include AmBev's 50.34% average economic stake in Quinsa in the quarter and other international operations (Venezuela, Guatemala, Peru, Ecuador and Dominican Republic). Comparisons, unless otherwise stated, refer to the first quarter 2003 (1Q03).

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev's consolidated EBITDA reached R$893.6 million, a 32% increase compared to the year-ago quarter. Adjusting 1Q03 EBITDA to reflect the same economic stake in Quinsa we currently own, it would have resulted in a 26.6% growth.

Our strategy to recover market share without compromising profitability continued to present strong results. Our market share reached 65% in March, 180 bps up from December last year.

Brazilian CSD segment performance continued to reflect the benefits of our “right fews” strategy: volumes up 6.3% yoy; net sales up 10.6% yoy; and EBITDA over 124% higher, reaching a 25.5% margin in the 1Q04.

International operations accounted for 17.4% of consolidated EBITDA. Quinsa continued to deliver very positive results and our Guatemalan operation is proving to be a remarkable case of a greenfield project.

Table 1 -- Financial Highlights R$ million	1Q04	1Q03	% Change
AmBev – Brazilian Operations
Net Sales	1,908.4	1,776.6	7.4%
Gross Profit	1,118.8	902.8	23.9%
EBIT	571.2	484.9	17.8%
EBITDA	738.2	637.2	15.9%

AmBev – Consolidated
Net Sales	2,370.5	1,985.2	19.4%
Gross Profit	1,373.3	1,002.2	37.0%
EBIT	687.1	498.7	37.8%
EBITDA	893.6	677.1	32.0%
Net Income	305.0	509.0	-40.1%
EPADR (R$/ADR)	0.81	1.34	-39.1%
EPADR (US$/ADR)	0.28	0.38	-26.6%

Values may not add due to rounding. Average exchange rate used for 1Q04 is R$2.89=US$1.00 and R$3.49=US$1.00 for 1Q03. Total number of shares as of March 31, 2004 = 38,537,333,762. Shares in treasury on the same date amounted to 1,005,172,253 including shares held by CBB in treasury. Per share calculation is based on number of existing shares excluding shares in treasury.

Comments from Carlos Brito, AmBev's CEO:

After the challenges we experienced in the fourth quarter 2003, with market share losses in our Brazilian beer core business and consequently poor bottom line results, we are pleased to announce the first quarter 2004 results. Our EBITDA reached R$893.6 million, representing a 32% growth year on year and our market share increased from 63.2% in December to 65.0% in March, an increase of 180 basis points.

We feel confident we are on track to a sustainable and profitable market share recovery that will lead us back to our 67 to 70% market share range.

Our people are very energized with the challenges we have for this year and are very committed to deliver them. The drive and morale of our team are both very high, despite the absence of bonuses in 2003.

Going forward, we recognize we still have some great challenges ahead of us for 2004, but we are sure that our team has got what it takes to get there.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

Sales Volume	-6.2%	+5.4%
Net Revenues	+8.2%	+8.7%
EBITDA	+10.6%	+14.6%
EBITDA/hl	+17.8%	+23.8%
EBITDA margin	41.9%	+16.1%
Market Share*	65.0%	41.0%
* As of March 2004

EBITDA per hectoliter in the Brazilian Beer segment reached R$48.6 in the first quarter 2004, representing a 17.8% growth yoy. Despite the lower beer volume sold and the higher SG&A/hl in the quarter, higher net revenues per hectoliter as well as a slightly better cost, assured an EBITDA margin of 41.9% in the quarter, 90 basis points higher compared to the first quarter 2003.

Net sales reached R$1,533.6 million in the quarter, up 8.2% compared to the 1Q03. Net sales was positively impacted by a 15.3% increase in net sales per hectoliter. This increase is the result of the June/July 2003 price adjustment combined with higher volumes sold through our own direct distribution network (37.9% in this quarter versus 27.8% in 1Q03) and the higher presence of ours super-premium brands in the beer portfolio (6.8% of total beer volume sold in the quarter versus 6.1% in 1Q03).

As we have previously anticipated in our last conference call, our net sales per hectoliter on a sequential basis decreased 3.4%, reaching R$116.2. This reduction was due to the lower presence of non-returnable presentations in our packaging mix, which although having a higher net revenue per hectoliter also have a lower profitability, combined with the realignment of the reference price for the ICMS taxation in some of Brazil's most important states, and the one-time effect of the overlapping in the PIS/COFINS taxation in the months of February and March in the supermarket channel.

Going forward we expect that the normalization of the PIS/COFINS taxation, especially in the supermarket channel, as well as our continuous effort to expand the percentage of total volume sold directly and our other revenue management tools should result in a recovery of our net revenues per hectoliter in the coming quarters.

The combination of a lower average market share in the quarter with a 2.8% contraction in the Brazilian beer market during the period, according to ACNielsen estimates, negatively impacted our total beer volume sold causing a 6.2% decrease compared to the year-ago quarter.

The cost of goods sold per hectoliter, excluding depreciation, (cash COGS/hl) decreased 2.9% yoy to R$38.5. This decrease is principally a result of lower raw material costs which can be fully explained by the lower implicit foreign exchange rate prevailing in the quarter (R$2.89/US$ in this quarter compared with R$3.49/US$ in the year-ago quarter), as well as lower cost of adjuncts. On the packaging front, higher aluminum prices more than offset the lower implicit foreign exchange rate and better efficiency in our bottling lines.

It is also worth mentioning that we were not able to fully benefit from the appreciation of the Real in this quarter compared to the first quarter 2003, due to the carry-over effect in our inventories. As we widely discussed during the 1Q03 conference call, although the average foreign exchange rate in that quarter was approximately R$3.49/US$, beer cash COGS was positively impacted by the carry-over effect in some raw materials, mainly in our malt inventories which take roughly two months to turn. Conversely, beer cash COGS in this quarter was negatively impacted as a result of the carry-over effect in our malt inventories, which reflected the much higher implicit foreign exchange rate, including the hedge effect, prevailing last quarter. (R$3.26/US$ last quarter versus R$2.89/US$)

On a sequential basis, cash COGS per hectoliter decreased 5.7% as a result of lower raw material and packaging costs. On the raw materials front, the decrease was due to lower implicit foreign exchange rate combined with lower malt prices and lower corn syrup consumption. On the packaging front, lower implicit FX rate and the seasonal shift in the packaging mix through returnable packages (71.2% of total volume sold in the quarter versus 68.5% in the previous quarter) were partially offset by higher aluminum prices.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$459.5 million in the quarter, 34.5% above the R$341.5 million reported in the first quarter 2003. Selling and marketing expenses totaled R$159.9 million in the quarter versus R$100.4 million last year. As we have widely anticipated, due to the more competitive environment prevailing since the fourth quarter last year, selling and marketing expenses have increased. During this quarter, our initiatives, both on the trade and media front, continued to pay-off as evidenced by our market share recovery.

Direct distribution expenses increased 33.9% in the first quarter reflecting the higher direct sales volumes. Beer direct distribution expenses per hectoliter reached R$27.5 in the quarter, up 4.9% compared to the year-ago quarter. This increase was due to both the increase in the proportion of bars, restaurants and small retailers in the distribution mix (this effect, however, is positive for the company; despite the higher distribution costs, the on-premise channel offers higher commercialization margins), as well as higher fixed costs associated with the new distribution centers that we incorporated during the period.

General & administrative expenses reached R$85.9 million, an increase of 13.7% compared to the R$75.5 million reported in 1Q03. This increase is due to a provision related to top management's complimentary variable compensation, which will be paid only if the company achieves its operational targets by the end of the year.

EBIT totaled R$510.0 million, 11.5% higher compared to the R$457.2 million reported in the first quarter 2003. EBIT margin was 33.3%, a full percentage point higher compared to the 32.3% reported in the year-ago quarter. EBITDA increased 10.6%, to R$641.9 million with an EBITDA margin of 41.9%. Brazilian beer EBITDA accounted for 71.8% of AmBev's consolidated EBITDA.

Brazilian Soft Drinks (CSD) and Non-Alcoholic Non-Carbonated Beverages (Nanc) Soft Drinks (CSD)

CSD + Nanc 1Q04 Highlights
CSD
Guaraná + Pepsi (vol)	+9.1%
Total CSD volume	+6.3%
Net Sales/hl	+4.1%
Gross Profit	+63.8%
EBITDA	+124.1%
EBITDA/hl	+110.8%
EBITDA margin	25.5%

Nanc
Total Nanc volume	-52.8%
Net Sales/hl	+54.1%
Gross Profit/hl	+59.2%
EBITDA/hl	+73.0%
EBITDA margin	14.6%

Once again our strategy to focus on the “right fews” proved to be effective. By concentrating our efforts on our higher value-added portfolio (Guaraná Antarctica, Pepsi and Pepsi Twist), as well as focusing on a few, but correct, projects allowed AmBev to deliver an impressive EBITDA margin of 25.5% for its Brazilian Soft Drink Business.

Reflecting our higher average market share in this quarter, total soft drink volumes grew 6.3% in the first quarter this year compared to the year-ago quarter. Our core portfolio, the “higher value-added portfolio”, continued to increase its volume at a higher rate than our total soft drink portfolio; it reached almost 3.8 million hectoliters, up 9.1% compared to the 1Q03, representing roughly 85% of total soft drink volume sold in the quarter.

Net sales increased 10.6% in the quarter, totaling R$313.4 million. This increase is a result of the combination of higher volumes with a 4.1% higher net revenue per hectoliter.

Net revenues per hectoliter were R$70.4 in the first quarter 2004. The positive impact of the better brand mix, higher volumes sold directly (52.0% of total volume sold versus 45.9% in 1Q03) and our revenue management initiatives were partially offset by higher federal and state taxes and a higher percentage of PET bottles in our sales mix. PET bottles accounted for 72.2% of total CSD volume in the quarter, 517 basis points above the prior year period. On a sequential basis, our net sales per hectoliter increased 3.3% primarily as a result of certain price adjustments that were implemented during the quarter.

Cost of goods sold per hectoliter, excluding depreciation, (cash COGS/hl) decreased by 15.5% yoy to R$39.5. This results reflects not only the lower implicit foreign exchange rate prevailing in the quarter (R$2.89/US$ versus R$3.49/US$ in the year-ago quarter), but also lower raw materials cost and a more favorable packaging mix. On the raw material front, apart from the lower implicit FX rate, our cost was positively impacted by lower sugar prices. On the packaging front, apart from the lower implicit FX rate, the shift in the package mix towards PET bottles more than offset the negative impact of higher aluminum and PET resin price. This shift, however, is not beneficial for AmBev, since PET bottles have lower contribution margins.

It is important to mention that on the contrary to the beer business, the soft drink business cost was not affected by the carry-over effect in its raw material and packaging inventories, which take only few days to turn.

On a sequential basis, cash COGS per hectoliter remained relatively stable – R$39.5 compared to R$39.2 in the previous quarter.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$83.5 million in the quarter, 19.1% above the R$70.1 million reported in the year-ago quarter. Higher direct distribution and depreciation expenses were partially offset by a lower G&A expenses.

Selling and marketing expenses remained relatively stable in the quarter compared to the year-ago quarter, totaling R$21.0 million (R$20.4 million in 1Q03).

Direct distribution expenses grew 27.4% yoy, mainly explained by higher direct volumes and higher fixed costs associated with the expansion of our proprietary distribution centers. Carbonated soft drink volumes sold directly totaled 2.3 million hectoliters, up 20.5% from the year-ago quarter. Direct sales accounted for 52.0% of total soft drink volumes sold in the quarter, representing an increase of more than 600 basis points versus the first quarter 2003. On a per hectoliter basis, direct distribution expenses increased 5.7% mainly as a consequence of higher fixed costs.

General & Administrative expenses decreased 37.0% compared to the same period of last year, totaling R$3.3 million in the quarter. This reduction is mainly a consequence of the synergies that we have been capturing from our shared service center in Jaguariuna, and more recently due to the implementation of our regional offices.

EBIT for the segment this quarter was R$47.1 million. This compares with R$9.6 million in the first quarter last year. EBITDA was R$79.9 million compared to R$35.7 million in the same quarter 2003. EBITDA margin reached an impressive 25.5% in the quarter, repeating the excellent previous quarter performance.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Net sales per hectoliter in the Nanc segment increased over 54% in the quarter, reaching R$158.2. On a sequential basis, net revenues per hectoliter remained precisely stable. As we addressed in the previous quarter Earnings Release, the increase in net revenues/hl yoy was due to our initiative to focus on high-margin products, in particular Gatorade.

As a result of our decision to discontinue selling our line of mineral water – Fratelli Vita – in some areas during the 4Q03, our total Nanc volumes shrank almost 53% this quarter, resulting in a 27.2% drop in total sales in the 1Q04 versus 1Q03. We took this decision due to the lower profitability of this product as a consequence of high shipping and handling costs, since Fratelli Vita is only produced in two plants. Apart from that, profitability of our Nanc segment continued to perform extremely well. EBITDA per hectoliter grew roughly 73% reaching R$23.0 in the quarter, and its margin was 14.6%.

Other Products Brazil

This segment is comprised of malt and by-products sales to third parties. Net sales for the first quarter of 2004 amounted to R$32.9 million, 11.3% bellow the same period last year. EBITDA from this segment was R$12.3 million versus R$16.0 million in the year-ago quarter.

International Operations

Note: As a result of the differences between Brazilian GAAP and Luxembourg GAAP, distortions may exist when comparing Quinsa's numbers as reported by AmBev with Quinsa's numbers as reported by Quinsa.

Table 2 -- International Highlights US$ million		Volume (000 hl)	Net Sales	Gross Profit	EBITDA
1Q04 Results
Beer
Quinsa*	Beer	4,464	81.8	54.0	42.0
Venezuela**	Beer	362	17.6	8.4	(1.2)
Guatemala	Beer	103	10.6	6.6	5.1
Ecuador	Beer	33	1.2	0.5	(0.9)

Soft Drink
Quinsa*	CSD	1,729	23.1	8.4	4.1
Peru	CSD	683	15.2	5.1	2.2
Dominican Republic	CSD	143	9.2	4.4	2.2

* Sales volume corresponds to the full Quinsa operation. However, Net Sales, Gross Profit and EBITDA figures correspond to AmBev's proportional economic stake in Quinsa (50.34%) as it is consolidated in AmBev's consolidated results.
** Sales for Venezuela also include Malt beverages volumes.

In the first quarter 2004 International Operations represented 17.4% of AmBev's consolidated EBITDA, compared to only 5.9% in the first quarter 2003. Such improvement is the consequence of AmBev's strategy to use a combination of strategic alliances, acquisitions and greenfield projects throughout the Americas in order to consolidate its position in attractive markets, enhancing shareholder value and preserving its strong credit profile.

Quinsa

Quinsa's operations continue to deliver strong results, benefiting from both improvements in efficiency as well as better macroeconomic scenarios in the countries where the company operates. Quinsa's contribution to AmBev's net sales and EBITDA was R$305.3 million and R$134.1 million respectively, implying an EBITDA margin of 43.9%. Besides the growth in Quinsa's results themselves, AmBev further benefits in this quarter from the consolidation of Quinsa's finances for all the three months (in 2003 AmBev consolidated only the results of February and March) and also from a higher equity consolidation, a result of AmBev's acquisition of additional 12 million Quinsa's class B shares and buybacks executed by Quinsa during 2003 and 2004 (in march 2004 AmBev's economic stake in Quinsa was of 50.336%, compared to 40.475% in march 2003).

Quinsa Beer

Starting from Argentina, Quinsa's volumes were benefited by a general market growth of 5.1%, achieving 3.14 million hectoliters. On top of the volume increase, profitability was boosted by a price realignment in February of 10% and also an appreciation of the peso of roughly 8% in comparison to the first quarter 2003.

Moving to Paraguay, volumes reached 530,000 hectoliters. Along with volume growth, a higher presence of the Brahma brand in the sales mix and a 13% appreciation of the Guarani also improved profitability.

In the case of Bolivia, Quinsa posted a 22% increase in volumes, achieving 499,000 hectoliters. Regardless of the social and political turmoil that took place in the fourth quarter 2003, the country is now experiencing a more stable environment.

In Chile, Quinsa experienced a decline of 25% in volumes, mainly due to the dropping of the Heineken brand from the portfolio. Nonetheless, the market also contract by roughly 3%. Profitability, however, improved as a result of efficiency gains and an appreciation of the peso by 20%.

Finally, in Uruguay beer volumes reached 161,000 hectoliters.

Consolidated beer volumes in the first quarter reached 4.46 million hectoliters. The consolidation at AmBev of beer net sales and EBITDA amounted to R$238.1 million and R$ 122.3 million respectively.

Quinsa Soft Drinks

Soft drinks volumes in the quarter amounted to 1.73 million hectoliters. Net sales and EBITDA for the soft drinks business consolidated at AmBev were of R$67.3 million and R$11.8 million respectively.

Other International Operations

Beginning with Guatemala, operations continue to perform well above our initial business plan. Volumes achieved roughly 103,000 hectoliters in the quarter, driving our market share countrywide already to the 30% level, according to AmBev estimates. Through our partner CabCorp's distribution network, we are covering already 80% of the total points of sale in the country and we should start to export to Nicaragua in the second quarter. Net sales and EBITDA reached R$31.0 and R$14.8 million respectively, implying an EBITDA margin of 47.9%

Heading southwards to the Caribbean, in February AmBev announced the decision to enter the beverage market in the Dominican Republic through an alliance with the PepsiCo bottler Embodom. Currently AmBev owns a 51% stake in the company, which will rise to 66% after the contribution of a beer plant. The results consolidated from Embodom in the month of March represent net sales of R$26.8 million and EBITDA of R$6.3 million.

In Peru we continued with preparations for a beer plant and the turn around of the soft drink business. Soft drink volumes achieved roughly 683,000 hectoliters in the quarter, and we delivered R$44.4 million in net sales and R$6.3 million in EBITDA.

Similarly to Peru, AmBev's efforts in Ecuador during the first quarter were dedicated to turn around the Cervesur operations. We have already implemented a direct distribution center in Guayaquil according to the standards of AmBev's operations, and the next step, which is already in progress, is the consolidation of the delivery system. Cervesur net sales and EBITDA in the first quarter were of R$3.4 million and negative R$2.6 million respectively.

Finally, in Venezuela the beer market presented a significant recovery of roughly 50% compared to the first quarter 2003, when the country experienced a severe general strike. AmBev's volumes for beer and malt beverages increased by 62.4%, reaching 362,000 hectoliters. However, despite the price increase of 13% implemented in March following the market leader, profitability remains weak, as we suffered pressures from the devaluation of the Bolivar and inflation increases. Net sales and EBITDA in Venezuela amounted to R$51.3 million and negative R$3.6 million.

AMBEV -- CONSOLIDATED RESULTS

Consolidated Results : The combination of AmBev Brazilian and International operations result in AmBev's consolidated financials. Income statements are provided for AmBev's Brazilian operations as well as for AmBev's consolidated operations.

Net Sales

Net sales for the Brazilian operations increased 7.4% in the first quarter 2004, achieving R$1,908.4 million. Net sales per hectoliter totaled R$107, up 12.3% compared to the year-ago quarter. This result reflects not only the price realignments we implemented last year in our beverage portfolio, but also AmBev's revenue management initiatives, mostly evidence of: (i) higher volumes sold through our direct distribution network, which accounted for 41.7% of AmBev's Brazilian volume sold compared to 32.6% in 1Q03; (ii) higher presence of our super-premium brands in total beer volume sold in the quarter (6.8% in 1Q04 versus 6.1% in the same quarter last year); and (iii) the continuous focus on our “right fews” strategy in the CSD and Nanc segment. Those efforts, however, were partially offset by the higher percentage of CSD in our total Brazilian beverage volume sold, tax readjustments in both state and federal level and price discounts in the Antarctica brand implemented in some regions of the Brazil, used as part of our strategy to overcome a tougher competitive environment.

Regarding our international operations, net sales increased an impressive 121.5%, amounting to R$462.1 million. The main triggers for this were the continuous improvement of Quinsa's operations, a higher percentage of interest on Quinsa's results and the contribution of both Guatemala and our recently acquired stake in the Dominican Republic. Regarding the percentage of interest on Quinsa's results, we pointed out two relevant issues. First, as the “AmBev – Quinsa” deal was closed in January 31, 2003, only the results of February and March were consolidated by AmBev in the first quarter 2003. Secondly, as a consequence of AmBev's acquisition of additional 12 million Quinsa's class B shares during 2003, and also due to several share buyback programs recently launched by Quinsa, AmBev's economic stake in Quinsa has increased to 50.336% in March 2004, compared to 40.475% in March 2003.

Consolidated net revenues in the quarter increased 19.4%, reaching R$2,370.5 million

Table 3 -- Net Sales R$ million	1Q04	1Q03	% Change
Beer Brazil	1,533.6	1,417.0	+8.2%
Soft Drinks and Nanc	342.0	322.5	+6.0%
Other Products	32.9	37.0	-11.3%
Total Brazilian Operations	1,908.4	1,776.6	+7.4%
International Operations	462.1	208.6	+121.5%
TOTAL – AmBev Consolidated	2,370.5	1,985.2	+19.4%
Values may not add due to rounding.

Cost of Goods Sold

Cash cost of goods sold (cash COGS) for the Brazilian operations decreased 9.8% in the first quarter 2004, amounting to R$725.4 million. On a per hectoliter basis, cost of goods sold excluding depreciation was R$40.7 - 5.7% lower than in the year-ago quarter and 4.0% lower than in the fourth quarter 2003.

The positive impacts on the cash COGS per hectoliter in the first quarter were: (i) lower implicit foreign exchange rate (R$2.89/US$ in this quarter compared with R$3.49/US$ in the year-ago quarter); (ii) lower cost of adjuncts and sugar; (iii) higher plant efficiency; (iv) a slightly higher presence of returnable packaging in the beer sales mix; and (v) a higher share of 2L PET bottles in the soft drinks sales mix (although this last effect is negative for the company profitability). Those benefits, however, were partially offset by higher prices for aluminum and PET resin, carry-over of malt inventories at a higher implicit FX rate and lower beer volumes (reducing the dilution of fixed costs).

Depreciation in the Brazilian operations amounted to R$64.2 million in the first quarter 2004, compared to R$69.6 million in the year-ago quarter.

In the International operations cash COGS increased 93.6% to R$184.0 million. On a per hectoliter basis, however, there was a decrease of 14.3% compared to the first quarter 2003, and it remained relatively stable compared to the previous quarter. This decrease is primarily a consequence of the appreciation of the Brazilian Real in relation to other South American currencies such as the Argentinean Peso, the Bolivian Boliviano, the Paraguayan Guarani and the Venezuelan Bolivar.

Depreciation in the International operations amounted to R$23.6 million in the first quarter 2004, compared to R$14.1 million in the year-ago quarter.

Consolidated cost of goods sold totaled R$997.2 million during the quarter, up 1.4% compared to the year-ago quarter. The consolidated cost of goods sold per hectoliter decreased 6.2%, amounting to R$44.8.

Table 4 -- Cost Breakdown R$/hl	1Q04	1Q03	% Change
Brazilian Operations
Raw Material	11.8	13.0	-9.6%
Packaging	20.2	20.8	-2.9%
Labor	2.7	2.5	+5.3%
Depreciation	3.6	3.7	-3.6%
Other	6.0	6.8	-11.3%
Total – Brazilian Operations	44.3	46.9	-5.6%
COGS Excluding Depreciation (Brazil)	40.7	43.1	-5.7%

International Operations	46.7	55.5	-15.8%
TOTAL - AmBev Consolidated	44.8	47.7	-6.2%

Values may not add due to rounding.

Table 5 -- Cost Breakdown R$ million	1Q04	1Q03	% Change
Brazilian Operations
Raw Material	210.4	243.2	-13.5%
Packaging	360.3	387.6	-7.0%
Labor	47.5	47.1	+0.7%
Depreciation	64.2	69.6	-7.7%
Other	107.2	126.2	-15.1%
Total – Brazilian Operations	789.6	873.8	-9.6%
COGS Excluding Depreciation (Brazil)	725.4	804.2	-9.8%

International Operations	207.6	109.2	+90.2%
TOTAL -- AmBev Consolidated	997.2	982.9	+1.4%

Values may not add due to rounding.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations rose 31.0% relatively to the year-ago quarter, totaling R$547.6 million. The major reasons for this increase were the higher selling and marketing expenses, incurred in order to face the tougher competitive environment in the beer business, higher direct distribution expenses related to the increase in volumes sold directly and also higher depreciation expenses.

Selling and marketing expenses for the Brazilian operations increased 49.0%, reaching R$182.2 million. As previously mentioned, higher marketing expenses, related to advertisement campaigns and trade programs, were the main reason for this increase. The effectiveness of those actions was reflected in the recovery of 180 basis points of market share in the beer business during the first quarter. On the other hand, partially offsetting the above mentioned effect, the migration of some selling activities to our shared service center and also to our newly implemented regional offices resulted in the migration of its respective expenses to the G&A line.

Selling and marketing expenses for International operations were roughly 73% higher compared to the first quarter 2003. This increase was primarily a result of our higher economic stake on Quinsa's operations, as well as our new international operations, namely Guatemala, Peru, Ecuador and Dominican Republic.

General and administrative expenses for the Brazilian operations totaled R$89.9 million in the first quarter, approximately 10% above the R$81.6 million reported in the year-ago quarter. This increase in G&A expenses was mainly a result of a provision related to top management's complimentary variable compensation, which will be paid only if the company achieves its operational targets by the end of the year .

General and administrative expenses for international operations amounted to R$27.6 million in the quarter, 59.0% higher compared to the year-ago quarter. The higher economic stake in Quinsa as well as the start-up of several new international operations were the main factors contributing to this increase.

Depreciation and amortization for the Brazilian operations totaled R$102.9 million, 24.3% higher than in the first quarter 2003. The expansion of our direct distribution network combined with the increase in sub-zero coolers installed in the market place explains the great majority of this increase.

Depreciation expenses for international operations were 32.2% above the same period last year, amounting to R$15.8 million.

Direct Distribution Expenses

Direct distribution expenses for the Brazilian operations increased 31.5% in the first quarter 2004, achieving R$172.7 million. On a per hectoliter basis, direct distribution costs were R$23.2 - 7.7% higher than the first quarter of 2003 and 11.2% higher than the previous quarter.

The increase in the distribution cost per hectoliter compared to the first quarter 2003 is primarily a consequence of higher fixed costs associated with the incorporation of new direct distribution centers, as well as the higher volumes sold to bars, restaurants and small retailers served by our own distribution system.

In comparison to the previous quarter, the higher distribution cost per hectoliter is a consequence of a seasonal shift in the weight of the industry's channel mix, which in fourth quarter is more concentrated in supermarkets. This seasonal shift in the channel mix also explains the decrease of the share of direct distribution volumes in total sales, which was 41.7% in the first quarter 2004, compared to 41.9% in the fourth quarter 2003.

Direct distribution expenses related to our International operations totaled R$18.0 million, up roughly 55% compared to the 1Q03. This increase is fully explained by the start-up of our direct distribution in Peru, combined with a 70.6% increase in volumes sold directly in Venezuela.

Provision for Contingencies

First quarter provisions for the Brazilian operations totaled R$29.3 million. This amount is primarily comprised of R$8.8 million related to sales tax provision, R$11.3 million related to a dispute regarding whether financial income is subjected to PIS/COFINS tax and R$7.9 million related to the termination of some of our third-party distributors distribution agreement. The net effect of provisions and reverse of provisions for the International operations were roughly null.

Other Operating Income, Net

Net other operating income for the Brazilian operations totaled R$1.5 million in the first quarter this year. This amount is mainly comprised of a gain of R$37.7 million related to some tax incentives realized by AmBev's subsidiaries (mainly CBB) and R$10.4 million related to the impact of the Real devaluation on AmBev's investments in its international operations. Goodwill amortization of R$48.8 million (mainly from CBB and Quinsa) partially offset the above mentioned gains. The difference is comprised of several other items.

Net other operating expenses for international operations reached R$5.7 million in the quarter, almost fully explained by Quinsa.

Financial Income and Financial Expenses

AmBev's Brazilian foreign currency debt exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives instruments. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis. As a result of this difference in accounting practice, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the first quarter 2004, the U.S. dollar coupon for securities maturing in 2008 decreased from 6.7% p.a. to 5.5% p. a. and the U.S. dollar coupon for securities maturing in 2005 decreased from 2.6% p.a. to 1.9% p. a., resulting in a gain in the market value of these securities. On March 31, 2004, as the market value of our hedge instruments was higher than their accrual value, we had to record these assets based on accrual basis rather than market value. Had the company been able to record its assets at market value it would have recorded an unrealized gain of R$178.0 million.

Table 6 -- Breakdown of Net Financial Result R$ 000	1Q04	1Q03
Financial income
Financial income on cash and cash equivalents	71,404	62,743
Foreign exchange gains (losses) on assets	2,613	(25,691)
Swap and forward activities	2,903	298,018
Interest on taxes, contributions and deposits	10,196	20,094
Other	14,473	40,777
Total – Brazilian Operations	101,590	395,941

Financial expense
Interest expense on local currency debt	28,463	34,444
Interest expense on foreign currency debt	88,230	77,191
Foreign exchange losses (gains) on debt	64,901	(171,333)
Taxes on financial transactions	25,826	20,999
Swap and forward activities	59,735	22,783
Other	34,340	54,100
Total – Brazilian Operations	301,494	38,184

Net financial result – Brazilian Operations	(199,904)	357,757

Net financial result—International Operations	(15,910)	23,421

Total AmBev Consolidated	(215,814)	381,178

Values may not add to rounding.

On March 31, 2004 our net debt for the Brazilian operations was R$3,063.4 million, 15.5% above the R$2,652.8 million reported in the previous quarter.

The average cost of short and long-term debt denominated in Reais for the Brazilian operations was 11.1% and 5.9%, respectively. Local currency debt remains comprised primarily by funding from the Brazilian Development Bank - BNDES. S imilarly, our average cost of short and long-term foreign currency debt was 7.2% and 10.5%, respectively, in US dollar terms. Foreign currency debt is comprised principally of the 10-year Bonds issued in 2001 and 2003 and the Syndicated Loan maturing in August 2004.

Table 7 -- Debt Position – Brazilian Operations R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	255.4	1,608.8	1,864.3
Long-Term Debt	622.1	3,017.6	3,639.7
Total	877.5	4,626.4	5,503.9

Cash and Marketable Securities (incl. Derivatives)			2,440.6
Net Debt			3,063.4

Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela, Guatemala, Ecuador, Peru and Dominican Republic, consolidated net debt was R$3,618.9 million as of March 31, 2004. Short-term debt reached R$2,229.2 million and long-term debt reached R$4,007.3 million.

Table 8 -- Debt Position – AmBev Consolidated R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	255.4	1,973.7	2,229.2
Long-Term Debt	622.1	3,385.1	4,007.3
Total	877.5	5,358.9	6,236.4

Cash and Marketable Securities (incl. Derivatives)			2,617.5
Net Debt			3,618.9

Values may not add due to rounding.

Non-Operating Income/Expense

During the first quarter 2004, consolidated non-operating expenses for the Brazilian operations amounted to R$21.6 million, comprised primarily of a loss of R$13.9 million related to the net effect of Quinsa's share buyback programs, which, despite increasing our stake in the Company, has a negative effect on Quinsa's Shareholders Equity as Quinsa's shares are trading above its book value; and R$ 11.0 for losses in the sale of fixed assets.

Net non-operating income for International operations in the quarter reached R$5.3 million, mainly as a result of the non-operating income of R$6.8 million related to Quinsa's operations.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$78.9 million. At the nominal tax rate of 34%, first quarter income tax provision would have amounted to R$132.7 million. Our effective income tax rate in the quarter was positively affected by: (i) the provision for interest on own capital (R$35.7 million); (ii) earnings not subjected to taxation (R$34.2 million, including Quinsa); and (iii) a tax benefit associated with financed sales taxes which were forgiven by the government (R$12.8 million). Several other items amounted to a provision of R$28.9 million.

Table 9 -- Income Tax R$ million	1Q04
Net income before income tax , social contribution and minorities	390.3
Income tax and social contribution at nominal tax rate	(132.7)
Benefit on interest on own capital	35.7
Earnings not subjected to taxation	34.2
Tax incentives	12.8
Others	(28.9)
Total	(78.9)
Values may not add due to rounding.

Profit Sharing and Contributions

During the first quarter AmBev provisioned, on a consolidated basis, R$30.1 million related to employee profit sharing. It is worth mentioning that AmBev's variable payment is based on the EVA generated by the Company in the year.

Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$6.4 million in the quarter. Gains were due principally to the positive performance of our international operations.

Net Income

Net income for Brazilian operations reached R$248.4 million in the first quarter 2004. Consolidated net income, which is the basis for the calculation of dividends, reached R$305.0 million in the same period. Consolidated earnings per ADR (based on outstanding shares) were US$0.28 (R$0.81) in the first quarter 2004, and US$0.38 (R$1.34) in the year-ago quarter.

RECENT DEVELOPMENTS

Launch of New Share Buyback Program

On March 23, 2004, AmBev announced that its Board of Directors approved, on the previous day, a new share buyback program limited to R$500 million. The program is valid for a period of 60 days, and may be renewed for another 60 days period should the Company not use the total amount established by the program to acquire shares, in accordance with CVM Instruction 10/80. Starting on that day, for a period of 60 days, AmBev may repurchase up to 1,408,728,295 preferred shares.

A program to acquire call options and issue put options linked to AmBev's shares was also approved, in accordance with CVM Instruction 390/03, respecting the limits set for the overall program. The volume of options, held or issued, multiplied by their respective strike prices plus the aggregate amount of cash share repurchases is limited to R$500 million. Also, the amount of shares to be kept in treasury is limited to 10% of the float of each share class.

As of March 31, 2004, AmBev had already acquired 333,101,966 preferred shares, totaling R$192.7 million, and had sold a 50,000,000 put options at a strike price of R$628.00 per 1,000 PN shares that expires on June 21, 2004.

For more details, please visit www.ambev-ir.com .

1Q04 EARNINGS CONFERENCE CALL

Date & Time:	Thursday, May 13 th , 2004 09:00 am – US Eastern Time 10:00 am – São Paulo Time

Numbers:	Numbers: US/International Participants: Toll Free (Brazil): Toll Free (UK): Conference Call ID:	+1 (973) 582-2737 (0800) 891-5046 (0800) 068-9199 AmBev or 4759865

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding  the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Pedro Ferraz Aidar (5511) 2122-1415 acpaidar@ambev.com.br	Fernando Vichi (5511) 2122-1414 acfgv@ambev.com.br

WWW.AMBEV-IR.COM

AmBev - Segment Financial Information

	AmBev Brazil (Pro Forma)												International Operations (2)			AmBev Consolidated (3)

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%
Volumes (000 hl)	13,200	14,066	-6.2%	4,635	4,572	1.4%				17,835	18,638	-4.3%	7,518	4,135	81.8%	25,353	22,773	11.3%

R$ million
Net Sales	1,533.6	1,417.0	8.2%	342.0	322.5	6.0%	32.9	37.0	-11.3%	1,908.4	1,776.6	7.4%	462.1	208.6	121.5%	2,370.5	1,985.2	19.4%
COGS	(564.1)	(618.2)	-8.8%	(205.6)	(235.1)	-12.6%	(19.9)	(20.5)	-2.7%	(789.6)	(873.8)	-9.6%	(207.6)	(109.2)	90.2%	(997.2)	(982.9)	1.4%
Gross Profit	969.5	798.8	21.4%	136.4	87.5	55.9%	12.9	16.5	-21.8%	1,118.8	902.8	23.9%	254.5	99.5	155.8%	1,373.3	1,002.2	37.0%
SG&A	(459.5)	(341.5)	34.5%	(87.5)	(75.8)	15.4%	(0.7)	(0.6)	18.0%	(547.6)	(417.9)	31.0%	(138.5)	(85.5)	62.0%	(686.2)	(503.5)	36.3%
EBIT	510.0	457.2	11.5%	48.9	11.7	319.4%	12.3	16.0	-23.3%	571.2	484.9	17.8%	115.9	13.9	732.8%	687.1	498.8	37.8%
Depr. & Amort.	(132.0)	(123.2)	7.1%	(35.1)	(29.1)	20.7%	0.0	0.0	n.m.	(167.1)	(152.3)	9.7%	(39.4)	(26.1)	51.3%	(206.5)	(178.4)	15.8%
EBITDA	641.9	580.5	10.6%	84.0	40.7	106.3%	12.3	16.0	-23.3%	738.2	637.2	15.9%	155.4	40.0	288.6%	893.6	677.2	32.0%
% of Total EBITDA	71.8%	85.7%		9.4%	6.0%		1.4%	2.4%		82.6%	94.1%		17.4%	5.9%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.8%	-43.6%		-60.1%	-72.9%		-60.6%	-55.3%		-41.4%	-49.2%		-44.9%	-52.3%		-42.1%	-49.5%
Gross Profit	63.2%	56.4%		39.9%	27.1%		39.4%	44.7%		58.6%	50.8%		55.1%	47.7%		57.9%	50.5%
SG&A	-30.0%	-24.1%		-25.6%	-23.5%		-2.1%	-1.5%		-28.7%	-23.5%		-30.0%	-41.0%		-28.9%	-25.4%
EBIT	33.3%	32.3%		14.3%	3.6%		37.3%	43.1%		29.9%	27.3%		25.1%	6.7%		29.0%	25.1%
Depr. & Amort.	-8.6%	-8.7%		-10.3%	-9.0%		0.0%	0.0%		-8.8%	-8.6%		-8.5%	-12.5%		-8.7%	-9.0%
EBITDA	41.9%	41.0%		24.6%	12.6%		37.3%	43.1%		38.7%	35.9%		33.6%	19.2%		37.7%	34.1%

Per Hectoliter (R$/hl)
Net Sales	116.2	100.7	15.3%	73.8	70.5	4.6%				107.0	95.3	12.3%	104.0	106.1	-1.9%	106.4	96.3	10.4%
COGS	(42.7)	(44.0)	-2.8%	(44.4)	(51.4)	-13.7%				(44.3)	(46.9)	-5.6%	(46.7)	(55.5)	-15.8%	(44.8)	(47.7)	-6.2%
Gross Profit	73.4	56.8	29.3%	29.4	19.1	53.8%				62.7	48.4	29.5%	57.3	50.6	13.3%	61.6	48.6	26.7%
SG&A	(34.8)	(24.3)	43.4%	(18.9)	(16.6)	13.8%				(30.7)	(22.4)	36.9%	(31.2)	(43.5)	-28.3%	(30.8)	(24.4)	26.1%
EBIT	38.6	32.5	18.9%	10.6	2.6	313.7%				32.0	26.0	23.1%	26.1	7.1	268.8%	30.8	24.2	27.4%
Depr. & Amort.	(10.0)	(8.8)	14.1%	(7.6)	(6.4)	19.1%				(9.4)	(8.2)	14.6%	(8.9)	(13.3)	-33.0%	(9.3)	(8.7)	7.1%
EBITDA	48.6	41.3	17.8%	18.1	8.9	103.5%				41.4	34.2	21.1%	35.0	20.3	72.0%	40.1	32.9	22.1%
Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil are pro-forma for 1Q04 and 1Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law	Pro Forma	Pro Forma	%	1Q04	1Q03%
R$ 000	1Q04	1Q03

Net Sales	1,908,383	1,776,569	7.4%	2,370,493	1,985,193	19.4%
Cost of Goods Sold	(789,566)	(873,788)	-9.6%	(997,197)	(982,946)	1.4%
Gross Profit	1,118,817	902,781	23.9%	1,373,296	1,002,246	37.0%
Gross Margin (%)	58.6%	50.8%		57.9%	50.5%

Selling and Marketing Expenses	(182,192)	(122,242)	49.0%	(259,311)	(166,811)	55.5%
% of sales	9.5%	6.9%		10.9%	8.4%
Direct Distribution Expenses	(172,690)	(131,367)	31.5%	(190,644)	(142,989)	33.3%
% of sales	9.0%	7.4%		8.0%	7.2%
General & Administrative	(89,873)	(81,575)	10.2%	(117,519)	(98,997)	18.7%
% of sales	4.7%	4.6%		5.0%	5.0%
Depreciation & Amortization	(102,882)	(82,737)	24.3%	(118,708)	(94,708)	25.3%
Total SG&A	(547,637)	(417,921)	31.0%	(686,182)	(503,507)	36.3%
% of sales	28.7%	23.5%		28.9%	25.4%

EBIT	571,180	484,860	17.8%	687,115	498,740	37.8%
% of sales	29.9%	27.3%		29.0%	25.1%

Provisions, Net	(29,294)	(18,305)	60.0%	(29,453)	(26,005)	13.3%
Other Operating (Expense)	1,469	(77,015)	n.m.	(4,197)	(55,273)	-92.4%
Equity Income	-	-	n.m.	(901)	(1,824)	-50.6%
Interest Expense	(301,495)	(38,184)	689.6%	(328,661)	(49,985)	557.5%
Interest Income	101,590	395,942	-74.3%	112,848	431,165	-73.8%
Net Interest Income (Expense)	(199,905)	357,758	n.m.	(215,814)	381,180	n.m.
Non-Operating Income (Expense)	(21,591)	(16,312)	32.4%	(16,289)	(16,420)	-0.8%
Income Before Taxes	321,858	730,985	-56.0%	420,461	780,397	-46.1%
Provision for Income Tax/Social Contrib.	(44,523)	(246,285)	-81.9%	(78,950)	(252,376)	-68.7%
Provision for Profit Sharing & Bonuses	(27,684)	(11,031)	151.0%	(30,147)	(11,031)	173.3%
Minority Interest	(1,217)	(6,114)	-80.1%	(6,354)	(8,028)	-20.8%

Net Income	248,435	467,556	-46.9%	305,010	508,962	-40.1%
% of sales	13.0%	26.3%		12.9%	25.6%

Depreciation and Amortization	167,053	152,315	9.7%	206,481	178,378	15.8%
EBITDA	738,233	637,175	15.9%	893,596	677,118	32.0%
% of sales	38.7%	35.9%		37.7%	34.1%
Notes: Figures for AmBev Brazil are pro-forma for 1Q04 and 1Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.

CONSOLIDATED BALANCE SHEET

	AmBev Brazil		AmBev

Corporate Law	Pro Forma	Pro Forma	Consolidated
	Mar 2004	Dec 2003	Mar 2004	Dec 2003
ASSETS
Cash	1,176,501	1,135,531	1,347,499	1,196,103
Marketable Securities	1,157,009	1,180,398	1,162,920	1,337,783
Non-realized gains with Derivatives	107,059	259,000	107,059	259,000
Accounts Receivable	339,947	612,685	440,691	725,715
Inventory	754,211	774,033	966,169	954,611
Recoverable Taxes	346,640	729,994	406,407	771,327
Accounts in Advance	12,829	13,584	34,905	17,837
Prepaid Expenses	108,884	119,205	110,724	119,353
Other	108,333	65,147	151,804	118,743

Total Current Assets	4,111,415	4,889,577	4,728,178	5,500,473

Recoverable Taxes	2,066,895	2,042,029	2,177,406	2,180,189
Receivable from Employees/Financed Shares	226,344	234,677	226,573	234,677
Deposits/Other	698,382	687,235	791,930	777,775

Total Long-Term Assets	2,991,620	2,963,940	3,195,909	3,192,641

Investments	2,434,091	2,242,021	1,840,874	1,711,374
Property, Plant & Equipment	2,873,116	3,025,861	4,181,164	4,166,305
Deferred	224,685	203,853	255,530	259,327

Total Permanent Assets	5,531,891	5,471,735	6,277,568	6,137,006

TOTAL ASSETS	12,634,926	13,325,253	14,201,654	14,830,119

LIABILITIES
Short-Term Debt	1,864,266	1,598,206	2,229,154	1,976,059
Accounts Payable	291,352	562,294	518,986	800,483
Sales & Other Taxes Payable	501,652	698,367	563,369	763,723
Dividend Payable	118,108	291,900	119,806	291,900
Salaries & Profit Sharing Payable	114,737	80,452	110,616	105,646
Income Tax, Social Contribution, & Other	69,542	525,113	93,317	538,622
Other	261,287	197,773	341,303	243,611

Total Current Liabilities	3,220,945	3,954,104	3,976,551	4,720,044

Long-Term Debt	3,639,668	3,629,559	4,007,253	4,004,335
Income Tax & Social Contribution	22,453	22,453	23,059	26,161
Deferred Sales Tax (ICMS)	215,215	231,788	215,215	231,788
Provision for Contingencies	1,218,121	1,202,344	1,270,240	1,232,866
Pension Funds Provision	74,294	72,893	74,294	72,893
Other	14,318	5,193	45,849	37,419

Total Long-Term Liabilities	5,184,070	5,164,230	5,635,911	5,605,463

TOTAL LIABILITIES	8,405,015	9,118,334	9,612,462	10,325,507

MINORITY INTEREST	144,578	112,284	238,920	196,434

Paid in Capital	3,019,133	3,051,951	3,124,059	3,124,059
Reserves and Treasury shares	865,505	1,042,683	1,025,518	1,184,119
Retained Earnings	200,695	-	200,696	-

SHAREHOLDERS' EQUITY	4,085,333	4,094,634	4,350,272	4,308,178

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	12,634,926	13,325,253	14,201,654	14,830,119

Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED STATEMENT OF CASH FLOWS

AmBev
Consolidated
R$ 000	1Q04
Cash Flows from Operating Activities
Net income	305,010
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	206,481
Contingencies and liabilites associated with
tax disputes, including interest	29,453
Financial charges on contingencies	11,488
(Gain) loss on disposal of PP&E, net	31,435
Financial charges on stock option plan	(10,667)
Financial charges on taxes and contributions	(1,766)
Equity income	901
Financial charges on long-term debt	194,893
Provision for losses in inventory and other assets	(10,737)
Deferred income tax (benefit) expense	(3,888)
Foreign exchange holding effect on assets abroad	(39,608)
Forex variations and unrealized gains on marketable securities	(5,162)
Gains on participation on related companies	13,933
Amortization of goodwill	64,302
Minority interest	6,354
(Increase) decrease in assets
Trade accounts receivable	275,163
Sales taxes recoverable	17,789
Inventories	18,507
Prepaid expenses	10,264
Receivables and other	(56,227)
(Decrease) increase in liabilites
Suppliers	(302,774)
Payroll, profit sharing and related charges	31,443
Income tax, social contribution, and other taxes payable	(96,816)
Cash used for contingencies and legal proceedings	(21,615)
Other	(175,343)

Net Cash Provided by Operating Activities	492,812

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	15,193
Marketable securities withdrawn	314,391
Collateral securities and deposits	19,234
Quinsa's share buyback program	(26,760)
Investments in afffiliated companies	(121,722)
Property, plant and equipment	(130,108)
Payment for deferred asset	(16,454)

Net Cash Provided (Used) in Investing Activities	53,775

Cash Flows from Financing Activites
Advances to employees for purchase of shares	18,776
Dividends, interest distribution and capital decrease paid	(278,061)
Repurchase of shares in treasury	(161,221)
Payments received in advance for future capital increase	9,030
Premium received from the sale of put options	2,581
Increase in debt	706,917
Payment of debt	(698,182)
Increase in paid-in capital / Variation in minority interest	3,372

Net Cash Provided (Used) in Financing Activities	(396,788)

Foreign Exchange Variations on Cash	1,597

Subtotal	151,396

Cash and cash equivalents, beginning of period	1,196,103
Cash and cash equivalents, end of period	1,347,499
Net increase in cash and cash equivalents	151,396

Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.